SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ———————— TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 9, 2013

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James E. O’Connor Division of Investment Management Securities and Exchange Commission Washington, D.C. 20549

Re: Apollo Investment Corporation (File Nos. 333-189817 and 814-00646)

Dear Mr. O’Connor:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the oral comments received from you on August 29, 2013 and September 4, 2013 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-189817) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2013. All comments are set forth below in bold font and the Company’s response follows each respective comment.

Prospectus

Cover Page

1. Please increase the font size of the paragraph on the cover page that addresses the risk of investing in high yield securities.

The font size has been increased.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 13

1. The disclosure, in the second paragraph of this subsection, states that “while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period’s incentive fee payment.” This statement does not address the case where a reversal of the

James E. O’Connor

Christina D. Fettig

September 9, 2013

accrued dividend or interest income occurs in a year where there is no other income to be offset. The benefit of the unused write-off of the accrued income will not carry forward to reduce future years’ incentive fees. In addition, it does address the case where the accruals have been capitalized. In such case, not only will there be no accrual to reverse, but the base management fee may not be affected either, depending on the fair value determinations made by the board with respect to the capitalized accruals. In any case, this statement should be deleted because it does not describe a risk.

The Company has deleted the disclosure as requested.

Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments, page 16

1. Please disclose that for those securities for which quotes are either not readily available or deemed not to represent fair value, the Company utilizes independent valuation firms to assist with the valuation of those Level 3 investments.

The requested disclosure has been made.

Financial Statements

Schedule of Investments:

1. Please confirm that the Company will perform the tests under Rules 3-09 and 4-08(g) of Regulation S-X going forward.

The Company continues to believe that Articles 3-09 and 4-08(g) of Regulation S-X do not apply to investment companies. In our discussion on September 4, 2013, the staff of the Commission (the “Staff”) suggested that S-X 6-03(c)(iii) demonstrates that the Commission contemplated the filing of separate financial statements by investment companies. However, S-X 6-03(c) deals only with S-X 3A consolidation. Within that context S-X 6-03(c)(iii) deals only with consolidation of investment company subsidiaries embedded in an unconsolidated non-investment company subsidiary and does not purport to allude in any way to S-X 3-09. Accordingly, the Company does not believe that S-X 6-03(c)(iii) provides support for the Staff’s views. Further, to the extent Regulation S-X would purport to impose requirements in addition to those set out in the Investment Company Act of 1940, there would be no authority for such requirement.

If the Staff believes that additional quantitative and qualitative disclosure regarding particularly significant nonconsolidated subsidiaries of business development companies (“BDCs”) and other investment companies may be appropriate in certain circumstances, the Company believes that S-X 3-09 and 4-08(g) are not an appropriate pathway, both due to their inapplicability and due to the contortions investment companies would need to go through in order to apply the three tests utilized in the definition of a significant

James E. O’Connor

Christina D. Fettig

September 9, 2013

subsidiary: these tests are entirely geared to the consolidated environment of operating companies and cannot be readily applied in the unconsolidated world of investment companies. The Staff should join the Division of Corporation Finance in declaring that S-X 3-09 and 4.08(g) are essentially dead letters. In lieu of invoking provisions that do not and should not apply to BDCs and other investment companies, the Staff could consider providing guidance for expanded disclosure in the Management Discussion and Analysis required for BDCs and in the semi-annual and annual reports for other investment companies (along the lines of Item 27(b)(7) of Form N-1A). This could include a simple metric — such as valuation — for identifying those nonconsolidated subsidiaries that should be subject to discussion and could also include guidance as to appropriate elements — such as undistributed earnings and profits and changes in valuation — that would be appropriate for discussion if material to investors in the particular case.

Pending development of applicable guidance and an ability to review and comment on it, the Company believes that it is premature to commit to perform the tests required by S-X 3-09 and 4-08(g) on its portfolio going forward. The Company, for example, does not understand how these tests would be applied in an investment company context and does understand that the guidance envisioned by the Staff remains under development. In any event, as the Company does not currently have an investment in any nonconsolidated subsidiary in excess of 10% of its assets, the Company believes that it is unnecessary to perform any further analysis in current circumstances.

Notes to Financial Statements

1. Note 3- Agreements-

“For the time period between April 1, 2013 and March 31, 2014, AIM will not be paid the portion of the incentive fee that is attributable to deferred interest, such as PIK, until the Company receives such interest in cash. The accrual of incentive fees shall be reversed if such interest is reversed in connection with any write off or similar treatment of the investment. Upon payment of the deferred incentive fee, AIM will also receive interest on the deferred interest for the period between the date in which the incentive fee is earned and the date of payment. The amount of the deferred fees for the fiscal year ended March 31, 2013 is $3,935.”

Please confirm that the interest charged on deferred fees is accrued. How much interest was accrued during the Company’s most recent fiscal year.

The Company accrues the interest charged on deferred fees. During the Company’s most recent fiscal year, the Company accrued $0.042 (in thousands) in interest on such deferred fees.

James E. O’Connor

Christina D. Fettig

September 9, 2013

2. Disclose any commitment fees associated with any borrowings. Article 6.04.13(b) of Regulation S-X references Article 5-02.19(b) of Regulation S-X and serves to make the requirements applicable to BDCs.

The Company will disclose such commitment fees in future financial statement filings pursuant to Article 6.04.13(b). The commitment fees for the Company’s most recent fiscal year was approximately $2.6 million.

***********************

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins